

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 17, 2014

Via E-mail
Jim Ennis
Chief Executive Officer
Beta Music Group, Inc.
160 East 65th Street
New York, NY 10065

Re: **Beta Music Group, Inc.**
        Registration Statement on Form 10-12G
        Filed December 31, 2013
        File No. 000-53729

Dear Mr. Ennis:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Terry French for

Larry Spirgel
Assistant Director